ANNUAL REPORT 2003 p.37

Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate, and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as auditors is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Craig J. Laurie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
February 5, 2004

Auditors’ Report

To the Shareholders,

We have audited the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2003, 2002 and 2001 and the consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003, 2002 and 2001 and the results of its operations and its cashflows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada February 5, 2004
Chartered Accountants

p.38 BROOKFIELD PROPERTIES

Consolidated Balance Sheet

December 31 (US Millions)	note	2003	2002	2001
Assets
Commercial properties	2	$6,297	$5,661	$5,802
Development properties	3	684	944	575
Receivables and other	4	717	769	847
Marketable securities	5	267	—	—
Cash and cash equivalents	1	132	76	195
Assets of Brookfield Homes Corporation	6	—	879	872

		$8,097	$8,329	$8,291

Liabilities
Commercial property debt	8	$4,537	$4,588	$4,606
Accounts payable and other liabilities	9	563	429	460
Liabilities of Brookfield Homes Corporation	6	—	556	583
Shareholders’ interests
Interests of others in properties	10	81	84	113
Preferred shares – subsidiaries and corporate	11	1,001	579	585
Common shares	12	1,915	2,093	1,944

		$8,097	$8,329	$8,291

See accompanying notes to the consolidated financial statements

On behalf of the Board,

Gordon E. Arnell	Richard B. Clark
Chairman	President and Chief Executive Officer

ANNUAL REPORT 2003 p.39

Consolidated Statement of Income

December 31 (US Millions, except per share amounts)	note	2003	2002	2001
Total revenue and gains		$1,363	$1,372	$1,428

Net operating income
Commercial property operations	13
Operating income from current properties		$571	$552	$525
Operating income from properties sold		26	48	92
Lease termination income and gains		100	60	55

Total commercial property operations		697	660	672

Development and residential operations	13	31	22	20
Interest and other		62	48	42

		790	730	734

Expenses
Interest		265	284	328
Administrative and development		44	42	44
Interest of others in properties		21	30	28

Income before undernoted		460	374	334

Depreciation and amortization		79	80	76
Taxes and other non-cash items	7	102	58	56

Net income from continuing operations		279	236	202

Net income from discontinued operations	6	—	44	39

Net income		$279	$280	$241

Net income per share – basic	12
Continuing operations		$1.64	$1.35	$1.12
Discontinued operations		—	0.27	0.25

		$1.64	$1.62	$1.37

Net income per share – diluted	12
Continuing operations		$1.63	$1.34	$1.12
Discontinued operations		—	0.27	0.24

		$1.63	$1.61	$1.36

See accompanying notes to the consolidated financial statements

Consolidated Statement of Retained Earnings

December 31 (US Millions)	note	2003	2002	2001
Retained earnings – beginning of year		$630	$441	$274
Net income		279	280	241
Shareholder distributions Preferred shares dividends and convertible debenture interest		(20)	(19)	(21)
Common share dividends		(79)	(64)	(53)
Amount paid in excess of the book value of common shares purchased for cancellation		(13)	—	—
Accounting policy change – stock-based compensation	1	—	(8)	—

Retained earnings – end of year	12	$797	$630	$441

See accompanying notes to the consolidated financial statements

p.40 BROOKFIELD PROPERTIES

Consolidated Statement of Cashflow

December 31 (US Millions)	note	2003	2002	2001
Operating activities
Net income		$279	$280	$241
Depreciation and amortization		79	80	76
Taxes and other non-cash items		102	87	82

Funds from operations and gains		460	447	399

Gains		(100)	(60)	(54)
Income from discontinued operations, before tax		—	(73)	(65)
Commercial property tenant improvements		(26)	(49)	(50)
Other		—	(15)	88

Cashflow from operating activities		334	250	318

Financing activities and capital distributions
Commercial property debt arranged		735	557	1,341
Commercial property debt repayments		(727)	(632)	(1,050)
Subordinated note receivable	6	98	—	—
Other advances		(99)	(59)	(530)
Common shares of Brookfield and subsidiaries acquired		(106)	(26)	(102)
Common shares issued		8	1	25
Preferred shares issued, net		408	123	—
Preferred shares redeemed		(74)	(126)	—
Cashflow (distributed to) retained from other shareholders		(15)	(30)	14
Preferred share dividends and convertible debenture interest		(20)	(19)	(21)
Common share dividends		(79)	(64)	(53)

Cashflow provided from (used in) financing activities and capital distributions		129	(275)	(376)

Investing activities
Marketable securities		(267)	—	—
Dispositions of real estate, net	17	50	114	137
Development and redevelopment investments		(174)	(206)	(101)
Capital expenditures		(16)	(16)	(14)

Cashflow (used in) provided from investing activities		(407)	(108)	22

Discontinued operations	6	—	14	30

Increase (decrease) in cash resources		56	(119)	(6)
Opening cash and cash equivalents		76	195	201

Closing cash and cash equivalents		$132	$76	$195

See accompanying notes to the consolidated financial statements

ANNUAL REPORT 2003 p.41

Notes to the Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

(a) General

The consolidated financial statements of Brookfield Properties Corporation (the “company”) are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”). The company’s accounting policies and its financial disclosure are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”).

(b) Principles of consolidation

The consolidated financial statements include:

(i)	the accounts of all subsidiaries of the company including its wholly-owned operations, as well as BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties L.P. (“Brookfield Financial Properties”); and

(ii)	the accounts of all subsidiaries’ incorporated and unincorporated joint ventures and partnerships to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses.

The company’s ownership interests in operating entities which are not wholly owned are as follows:

(i)	Brookfield Financial Properties: The company owns a 99.4% (2002 – 98.5% and 2001 – 94.7%) limited partnership equity and general partnership interest in Brookfield Financial Properties.

(ii)	BPO Properties: The company owns 89% (2002 and 2001 – 87%) on an equity basis and 54.3% (2002 and 2001 – 47%) on a voting basis of the common shares of BPO Properties.

(c) Properties

(i)	Commercial properties

Commercial properties held for investment are carried at the lower of cost less accumulated depreciation and net recoverable amount. For operating properties and properties held for long-term investment, a write-down to estimated net recoverable amount is recognized when a property’s undiscounted future cashflow is less than its carried value. Projections of future cash-flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

(ii)	Development properties – commercial

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

(iii)	Development properties – residential

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(iv)	Properties held for sale

Properties held for sale are recorded at the lower of cost and net realizable value.

(d) Capitalized costs

Costs are capitalized on commercial and residential properties which are under development and other properties held for sale, including all expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.

(e) Revenue recognition

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a rental property under development, and related revenue is applied to reduce development costs.

p.42 BROOKFIELD PROPERTIES

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and large corporation taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from the sale of land and other properties is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

(f) Income taxes

The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used. See Note 7 for additional information on the composition of the income tax assets (liabilities) and expense.

(g) Reporting currency and foreign currency translation

The consolidated financial statements have been presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company’s operations in Canada are self-sustaining in nature and as such, cumulative gains and losses arising from the consolidation of the assets and liabilities of these operations are recorded as a separate component of shareholders’ equity.

All amounts expressed in the financial statements are in US dollars unless otherwise noted.

(h) Per share calculations

Net income per common share has been calculated after providing for preferred share dividends using the weighted average number of basic common shares outstanding of 157.4 million (2002 – 161.1 million, 2001 – 159.9 million) and diluted common shares outstanding of 158.6 million (2002 – 162.3 million, 2001 - 163.5 million).

(i) Cash and cash equivalents

Cash and cash equivalents include $90 million (2002 – $69 million, 2001 – $156 million) which is designated for property-specific taxes and operating costs, unless otherwise approved by the respective property mortgage holder.

(j) Marketable securities

Marketable securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and adjust it, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.

In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

(k) Use of estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable value, tax provisions, hedge effectiveness, and fair value for disclosure purposes.

(l) Funds from operations

Funds from operations (“FFO”) is a measurement defined by CIPPREC as net income before certain items including non-cash tax expenses, depreciation and amortization. As a result, this amount has been included as a separate line on the consolidated statement of cashflow.

(m) Stock-based compensation

Effective January 1, 2002, the company adopted the new accounting standard issued by the CICA on stock-based compensation and other stock-based payments. The new standard was applied retroactively without restatement of prior year’s results. The company

ANNUAL REPORT 2003 p.43

accounts for stock options using the fair value method, under which compensation expense is measured at the grant date using an option pricing model and recognized over the vesting period. The cumulative effect on opening retained earnings was $8 million.

(n) Derivative financial instruments

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.

(o) Change in accounting policy

Effective January 1, 2003, the company adopted a new accounting guideline related to significant guarantees and indemnification agreements (Note 14).

(p) Future accounting policy changes

The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time. In December 2002, the Accounting Standards Board (“AcSB”) issued handbook section 3063, “Impairment of Long-lived Assets,” effective prospectively for years beginning on or after April 1, 2003. This standard provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The guidance requires that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. It is not expected that section 3063 would have a material impact on the company’s financial statements.

In March 2003, the CICA issued section 3110, “Asset Retirement Obligations,” effective for financial statements issued for fiscal years beginning on or after January 1, 2004. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. It is not expected that section 3110 would have a material impact on the consolidated financial statements of the company.

In June 2003, the CICA issued Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (AcG 15), which is effective for fiscal year 2005 and provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. The impact of AcG 15 on the company’s financial statements, if any, has not been determined at this time.

In July 2003, the CICA issued handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The company will implement the new section prospectively beginning on January 1, 2004. Due to the prospective nature of this change, there is no impact on the company’s consolidated financial statements as of the implementation date; however, the standard will require the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis.

In November 2003, the AcSB approved a revision to CICA section 3860, “Financial Instruments: Disclosure and Presentation,” to require certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. It is expected that this will require the reclassification of certain of the company’s preferred shares that are included in equity to liabilities, effective for the company on January 1, 2005.

Effective January 1, 2004, the company will adopt Accounting Guideline 13, “Hedging Relationships,” (AcG 13), the new accounting guideline issued by the CICA addressing identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. Under AcG 13, hedge designation of derivative financial instruments is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instruments are expected to substantially offset the fair value or cash flows of the underlying asset, liability or anticipated transaction.

p.44 BROOKFIELD PROPERTIES

Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks will be included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. It is expected that AcG 13 would not have a material impact on the company’s financial statements.

NOTE 2: COMMERCIAL PROPERTIES

(Millions)	2003	2002	2001
Commercial properties	$6,748	$6,029	$6,117
Less: accumulated depreciation	(451)	(368)	(315)

Total	$6,297	$5,661	$5,802

(a) Commercial properties, carried at a net book value of approximately $2,380 million, are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $996 million in total on an undiscounted basis.

During the year, the company disposed of whole and partial interests in properties for proceeds totaling $469 million. In addition, the company reclassified $558 million from development properties to commercial properties in respect of a commercial property for which the development period was substantially completed on December 31, 2003. The company also acquired a property in Washington, D.C., for $157.5 million.

(b) Construction costs of $7 million (2002 — $9 million, 2001 — $17 million), interest costs of nil (2002 and 2001 — nil) and general and administrative expenses of nil (2002 — nil, 2001 — $1 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2003.

(c) The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2003	2002	2001
Assets	$2,164	$1,705	$1,362
Liabilities	1,267	965	758
Operating revenues	296	231	174
Operating expenses	120	91	61
Net income	87	70	59
Cashflow from operating activities	132	81	76
Cashflow from financing activities	21	4	4
Cashflow used in investing activities	(16)	(31)	(73)

NOTE 3: DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development and residential land under and held for development.

(Millions)	2003	2002	2001
Commercial developments	$349	$720	$344
Residential development land	335	224	231

Total	$684	$944	$575

Commercial developments include commercial land, and rights and options which represent developable land and construction costs. Residential development land includes fully entitled lots and land in processing. The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2003, the company capitalized construction and related costs of $123 million (2002 — $189 million, 2001 — $61 million) and $44 million (2002 — $28 million, 2001 — $17 million) of interest to its commercial development sites. During 2003, after interest recoveries of nil (2002 — $20 million, 2001 — $35 million), the company capitalized to its residential land operations a net $9 million (2002 — recovered net $9 million, 2001 — recovered net $11 million) of interest and capitalized a net of nil (2002 and 2001 — nil) of administrative and development costs. In connection with residential land development operations, these costs are expensed as land is sold.

ANNUAL REPORT 2003 p.45

The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations with the balance shared among the participants in accordance with predetermined joint-venture arrangements As detailed in Note 2, the company reclassified $558 million from development properties to commercial properties during the year.

NOTE 4: RECEIVABLES AND OTHER

A description of these assets is as follows:

(Millions)	2003	2002	2001
Real estate operating receivables and mortgages	$499	$465	$506
Prepaid expenses and other assets	212	210	210
Non-core real estate assets held for sale	6	51	41
Future income tax assets (Note 7)	—	43	90

Total	$717	$769	$847

NOTE 5: MARKETABLE SECURITIES

Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at cost with a fair value equal to their book value and an average yield of 2.4% which mature over the period of 2005 to 2006.

NOTE 6: DISCONTINUED OPERATIONS

On October 29, 2002, the Board of Directors approved the special distribution of the company’s U.S. residential home building business, Brookfield Homes Corporation (“Brookfield Homes”).

On January 6, 2003, the distribution date, the company’s common shareholders of record on January 2, 2003 received a special distribution equivalent to one-fifth of a Brookfield Homes share for each common share of the company that they owned. The value of the special distribution, based on a book value of $323 million of equity, was $2.00 per Brookfield common share. The distribution was in the form of a return of capital, as approved by the company’s shareholders on December 16, 2002, totaling $323 million, and resulted in a reduction of the common equity of the company of $323 million. Summarized financial information for Brookfield Homes at the time of the distribution was as follows:

December 31 (Millions)	2002	2001
Residential housing inventory	$734	$749
Development properties	40	18
Other assets	105	105

Total assets	879	872
Residential construction financing	345	318
Accounts payable and other	113	50
Subordinated debt	98	215

Net assets of discontinued operations	$323	$289

Revenue	$897	$852

Net income from discontinued operations, before taxes	$73	$65
Income taxes	29	26

Results of discontinued operations	$44	$39

Cashflow used in operating activities	$(13)	$(69)
Cashflow provided by financing activities	27	99
Cashflow used in investing activities	—	—

Cashflow provided by discontinued operations	$14	$30

The subordinated note receivable from Brookfield Homes Corporation which was included in real estate operating receivables and mortgages was repaid in 2003 (2002 — $98 million, 2001 — $215 million).

During 2002, after interest recoveries of $39 million (2001 — $40 million), the company recovered from its residential development operations a net of $9 million (2001 — $4 million) of interest. In connection with residential development operations, these costs are expensed as building lots and homes are sold.

p.46 BROOKFIELD PROPERTIES

At December 31, 2002, residential construction financing totaled $345 million (2001 — $318 million). Residential construction financing related to construction and development loans which were repaid out of the proceeds from the sale of building lots, single-family and condominium homes. As new homes were constructed, further loan facilities were arranged on a rolling basis. The weighted average interest rate on these facilities as at December 31, 2002 was 4.7% (2001 — 5.1%) and the balances were due prior to 2006.

NOTE 7: INCOME TAXES

Future income tax assets (liabilities) consist of the following:

(Millions)	2003	2002	2001
Future income tax assets related to non-capital and capital losses	$469	$385	$421
Future income tax liabilities related to differences in tax and book basis, net	(487)	(342)	(331)

Total	$(18)	$43	$90

The future income tax assets (liabilities) relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $235 million (2002 — $154 million, 2001 — $153 million) that relate to non-capital losses which expire over the next seven years, and $40 million (2002 — $30 million, 2001 — $30 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $194 million (2002 — $201 million, 2001 — $238 million) that relate to net operating losses which expire over the next 17 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $436 million (2002 — $443 million, 2001 - $588 million).

Future income tax expense consists of the following:

(Millions)	2003	2002	2001
Income tax expense at the Canadian federal and provincial income tax rate of 35.0% (2002 — 37.5%, 2001 — 40.6%)	$141	$118	$114
Increase (decrease) in income tax expense due to the following:
Higher (lower) income taxes in other jurisdictions	7	4	(2)
Other shareholders’ interests in income tax expense	(2)	(5)	(5)
Changes in Canadian tax rates	(23)	—	34
Tax assets previously not recognized	(28)	(54)	(45)
Non-taxable portion of capital gains	(1)	(13)	(15)
Other	8	8	(25)

Future income tax expense and other non-cash items	$102	$58	$56

NOTE 8: COMMERCIAL PROPERTY DEBT

The company’s commercial property debt outstanding and principal repayments at December 31, 2003 are as follows:

	Weighted Average	Principal Repayments
	Interest Rate at						2009 &	2003	2002	2001
(Millions)	Dec. 31, 2003	2004	2005	2006	2007	2008	Beyond	Total	Total	Total
Commercial property debt	6.6%	$265	$432	$155	$611	$251	$2,823	$4,537	$4,588	$4,606

Commercial property debt includes $1,104 million (2002 — $798 million, 2001 — $964 million) repayable in Canadian dollars of C$1,435 million (2002 — C$1,260 million, 2001 — C$1,532 million). The weighted average interest rate at December 31, 2003 was 6.6% (2002 and 2001 — 7.0%).

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million, which is fully drawn at December 31, 2003. This facility is floating rate and has a weighted average interest rate of 2.5%.

During the year, the company disposed of whole and partial interests in properties for consideration of cash and the assumption of $246 million of debt.

ANNUAL REPORT 2003 p.47

NOTE 9: ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities consist of the following:

(Millions)	2003	2002	2001
Accounts payable	$276	$246	$219
Advances
Revolving five-year term facilities	119	98	115
Other	150	85	126
Future income tax liabilities	18	—	—

Total	$563	$429	$460

Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company.

The revolving five-year term facility is borrowed from a shareholder and bears interest based on the prime rate. This revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. Interest expense includes $3 million (2002 — $2 million, 2001 — $4 million) relating to these advances.

Other advances are comprised mainly of debt attributable to the land development business of $150 million (2002 — $85 million, 2001 — $126 million). The weighted average interest rate on these advances as at December 31, 2003 was 4.4% (2002 — 4.8%, 2001 — 4.2%). Advances totaling $124 million are due by the end of 2004, and the remaining balances are due prior to 2007.

NOTE 10: INTERESTS OF OTHERS IN PROPERTIES

Interests of others in properties include the amounts of common equity related to other shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

	Equity
(Millions)	Ownership	2003	2002	2001
Participation by other shareholders in properties through:
Common shares of BPO Properties	11.0%	$72	$64	$52
Limited partnership units of Brookfield Financial Properties	0.6%	9	20	61

Total		$81	$84	$113

NOTE 11: PREFERRED SHARES — SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate preferred shares outstanding total $1,001 million (2002 — $579 million, 2001 — $585 million) as follows:

(a) Subsidiaries of the company have issued the following preferred shares:

(Millions)	2003	2002	2001
Preferred shares of subsidiaries owned by other shareholders
BPO Properties	$294	$241	$240
100%-owned subsidiaries	121	100	99

Total subsidiary preferred shares	$415	$341	$339

(b)	The company has the following preferred shares authorized and outstanding:

(Millions, except share information)		Cumulative Dividend Rate		2003	2002	2001
Authorized	Outstanding
6,312,000	6,312,000	Class A redeemable voting	7.50%	$11	$11	$11
2,000,000	2,000,000	Class AA Series E	70%of bank prime	34	34	34
3,000,000	—	Class AAA Series A	9.00%	—	—	50
3,000,000	—	Class AAA Series B	9.00%	—	—	50
6,000,000	—	Class AAA Series C and D	8.00%	—	67	101
8,000,000	8,000,000	Class AAA Series F	6.00%	126	126	—
6,000,000	4,400,000	Class AAA Series G	5.25%	110	—	—
8,000,000	8,000,000	Class AAA Series H	5.75%	151	—	—
8,000,000	8,000,000	Class AAA Series I	5.20%	154	—	—

Total corporate preferred shares				$586	$238	$246

p .48 BROOKFIELD PROPERTIES

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.

During 2003, the company issued 4,400,000 Class AAA, Series G preferred shares, 8,000,000 Class AAA, Series H preferred shares, and 8,000,000 Class AAA, Series I preferred shares for total proceeds of $415 million. In June 2003, 4,000,000 Class AAA, Series C and D preferred shares were redeemed for $74 million.

During 2002, the company issued 8,000,000 Class AAA, Series F preferred shares for proceeds of $126 million. Proceeds of the issue were utilized to redeem 3,000,000 Class AAA, Series A preferred shares, 3,000,000 Class AAA, Series B preferred shares and 2,000,000 Class AAA, Series C preferred shares for total cash of $126 million.

The terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange (Series G – New York Stock Exchange) the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H and I into common shares of the company. The Class AAA, Series F, G, H and I preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H and I preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

NOTE 12: COMMON SHARES

The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	2003	2002	2001
Common shares	$1,084	$1,448	$1,459
Retained earnings, contributed surplus, and cumulative translation adjustment	831	645	485

Total	$1,915	$2,093	$1,944

ANNUAL REPORT 2003 p.49

On October 29, 2002, the Board of Directors approved the special distribution of the company’s U.S. residential home building business, Brookfield Homes. The distribution was in the form of a return of capital, representing the shares of Brookfield Homes, and was approved by the company’s shareholders on December 16, 2002. This special distribution totaled $323 million and was completed on January 6, 2003 to shareholders of record on January 2, 2003, as discussed in Note 6.

Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $34 million (2002 — $(36) million, 2001 — $(27) million) and contributed surplus of nil (2002 — $51 million, 2001 — $71 million). During the year, contributed surplus decreased by $58 million (2002 — $14 million, 2001 — $21 million) from the repurchase of the company’s common shares, $8 million (2002 — $3 million, 2001 - nil) from preferred share issue costs, nil (2002 — $3 million) from transaction costs related to the distribution of Brookfield Homes, nil (2002 - nil) pursuant to the exercise of options under the market growth feature and increased by $2 million from stock compensation expense.The amount paid in excess of the book value of common shares purchased for cancellation was $13 million (2002 and 2001 — nil).

(a) Common shares

During the years 2003, 2002 and 2001, common shares issued and outstanding changed as follows:

	2003	2002	2001
Common shares outstanding, beginning of year	160,364,416	161,678,406	158,746,008
Add shares issued on:
Exercise of options	888,985	13,913	195,329
Exercise of warrants	—	57,997	2,500,000
Conversion of debentures	—	—	2,622,100
In exchange for shares of BPO Properties	—	—	17,669
Deduction of shares as a result of repurchases made	(5,006,700)	(1,385,900)	(2,402,700)

Common shares outstanding, end of year	156,246,701	160,364,416	161,678,406

During 2003, the exercise of options issued under the company’s share option plan generated cash proceeds of $9.4 million (2002 — $0.2 million, 2001 — $1.4 million). In 2001, 17,669 common shares of the company were issued in conjunction with deficient tenders. Warrants to acquire common shares of the company that were exercised during 2002 generated proceeds of $0.5 million (2001 — $24.2 million). During 2003, common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $21.10 per share (2002 — $18.49, 2001 — $ 17.30).

(b) Earnings per share

The components of basic and diluted earnings per share are summarized in the following table:

(Millions, except per share information)	2003	2002	2001
Net income	$279	$280	$241
Preferred dividends	(20)	(19)	(19)

Total	$259	$261	$222

Weighted average shares outstanding — basic	157.4	161.1	159.9
Dilutive effect of the conversion of warrants and options	1.2	1.2	3.6

Weighted average shares outstanding — diluted	158.6	162.3	163.5

(c) Stock-based compensation

The company has a management share option plan in which options vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the time they are granted. Compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 22.8% volatility and an interest rate of 5.1%.

Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in the exercise price of all outstanding stock options being reduced by $1.00 effective February 4, 2003.

p.50 BROOKFIELD PROPERTIES

The following table sets out the number of common shares which the company may issue under the management share option plan:

Issue	Expiry	Number	Weighted Average
Date	Date	of Shares	Exercise Price
1997	2008	5,000	$7.63
1998	2009	440,000	11.97
1999	2009	29,300	9.28
2000	2010	650,946	10.65
2001	2011	694,257	16.86
2002	2012	841,496	18.64
2003	2013	581,241	20.75

		3,242,240	$16.03

The change in the number of options during the year is as follows:

		Weighted Average
	Number of	Exercise
	Options	Price
Outstanding, beginning of year	3,504,791	$12.99
Granted	1,000,000	18.38
Exercised	(888,985)	(8.44)
Cancelled	(373,566)	(17.05)

Outstanding, at end of year	3,242,240	$16.03

Exercisable at end of year	1,136,968	$13.42

A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Employee compensation expense related to these plans for the year ended December 31, 2003 was $3 million (2002 and 2001 — $2 million).

NOTE 13: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS

(a) Commercial property operations

The results of the company’s commercial property operations are as follows:

(Millions)	2003	2002	2001
Commercial property operations	$976	$943	$1,007
Expenses	(379)	(343)	(390)
Lease termination income and gains	100	60	55

Total	$697	$660	$672

Due to the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, commercial property income includes $11 million (2002 and 2001 — $49 million) of business interruption insurance claims as a result of loss of revenue.

ANNUAL REPORT 2003 p.51

(b) Development and residential operations

Development and residential operations’ results for the year are as follows:

(Millions)	2003	2002	2001
Revenue	$225	$321	$324
Expenses	(194)	(299)	(304)

Total	$31	$22	$20

NOTE 14: GUARANTEES

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $2 million at the time of sale.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

OTHER INFORMATION

NOTE 15: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes.

(a) Income statement differences

The incorporation of the significant differences in accounting principles in the company’s income statements for the years ended December 31, 2003, 2002 and 2001 under US GAAP would result in net income under US GAAP of $254 million (2002 — $251 million, 2001 — $173 million). The main differences between Canadian GAAP and US GAAP are summarized in the following table:

Years ended December 31 (Millions, except per share information)	2003	2002	2001
Net income as reported under Canadian GAAP	$279	$280	$241
Adjustments:
(i) Increased commercial property income	9	14	14
(ii) Increased commercial property depreciation	(60)	(64)	(69)
(iii) Increased commercial property gains	9	—	16
(iv) (Increased) decreased deferred income taxes	17	19	(25)
(v) Subordinated convertible debenture interest	—	—	(2)
(vi) Stock option expense	—	—	(4)
(vii) Decreased other shareholders’ interests	—	2	2

Net income under US GAAP*	$254	$251	$173

Net income per share
Basic	$1.49	$1.44	$0.96
Diluted	$1.48	$1.43	$0.95

* There are no extraordinary items included in these results

Other significant differences are outlined in each category between Canadian GAAP and US GAAP as follows:

(i)	Increased commercial property income

Under current Canadian GAAP, rental revenue is recognized over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Under US GAAP, rental revenue is recognized on a straight-line basis over the term of the lease. The net impact of using the straight-line method on the income of the company would be to increase the commercial property revenue by $9 million (2002 — $14 million, 2001 — $14 million).

p .52 BROOKFIELD PROPERTIES

(ii)	Increased commercial property depreciation

Under current Canadian GAAP, commercial properties have been depreciated using the sinking-fund method. Under US GAAP, commercial properties are depreciated on a straight-line basis. In recalculating depreciation on a straight-line basis, the additional depreciation expense would be $60 million (2002 — $64 million, 2001 — $69 million).

(iii)	Increased commercial property gains

Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). The net impact of these amounts would be an increase in commercial property gains of $9 million (2002 — nil, 2001 — $16 million).

(iv)	(Increased) decreased deferred income taxes

Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2003, a reduction of deferred income tax expense of $17 million (2002 — $19 million, 2001 — $31 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.

Under current Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. In 2000, legislation implementing a decrease in certain Canadian income tax rates was proposed but not enacted. This legislation was enacted in 2001. Accordingly, in 2001 an additional tax expense of $56 million is recorded under US GAAP.

(v)	Subordinated convertible debenture interest

Under current Canadian GAAP, the company’s subordinated convertible debentures, which were redeemed in 2001, were recorded as a component of the company’s capital base and the related interest paid recorded as a distribution from retained earnings, as a result of the company’s option of repaying these debentures by delivering its common shares to the holders and meeting interest obligations by issuing common shares. The corresponding interest charge in 2001 was recorded as a charge to income under US GAAP compared with a distribution from retained earnings of $2 million under Canadian GAAP. There was no effect on basic or diluted net income per share.

(vi)	Stock option expense

Under Canadian GAAP, a new accounting standard on stock-based compensation was issued in 2001 and was adopted by the company effective January 1, 2002 which substantially harmonized Canadian GAAP with US GAAP. The new standard was applied retroactively without restatement; therefore, no expense adjustment from Canadian to US GAAP was required for 2002 and 2003.

Under US GAAP, the company adopted the recommendations of the Statement of Financial Accounting Standards No. 123 (“SFAS 123”) entitled “Accounting for Stock-Based Compensation” which establishes financial accounting and reporting standards for stock-based employee compensation plans.

Under SFAS 123, the company accounts for stock options or similar equity instruments under a fair value methodology. Under this method, options are valued using an acceptable valuation method and the charge on an annual basis is reflected in the income statement. In 2001, using the Black-Scholes model of valuation, assuming a 10-year term, 18% volatility and an interest rate of 5.5%, the cost of stock compensation would be $4 million. This amount has been recorded as an expense under US GAAP.

(vii)	Decreased other shareholders’ interests

Under US GAAP, other shareholders’ interests are adjusted for the differences from Canadian GAAP. The total adjustment results in a decrease in other shareholders’ interests of nil (2002 and 2001 — $2 million), which relate to a recovery of nil (2002 — $3 million, 2001 — $4 million) from increased commercial property depreciation, offset by nil (2002 and 2001 — $1 million) relating to the other shareholders’ interests in straight-line rental income, and nil (2002 — nil, 2001 — $1 million) from increased commercial property gains.

ANNUAL REPORT 2003 p.53

(b) Comprehensive income

Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued SFAS 130 entitled “Reporting Comprehensive Income.” Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company’s cumulative translation adjustment is reflected in the company’s calculation of comprehensive income for fiscal 2003, 2002 and 2001:

Years Ended December 31 (Millions)	2003	2002	2001
Net income under Canadian GAAP	$279	$280	$241
Foreign currency translation adjustment under Canadian GAAP	70	(9)	(39)

Comprehensive income using Canadian GAAP amounts	$349	$271	$202

Comprehensive income using US GAAP amounts is $308 million (2002 — $257 million, 2001 — $134 million). Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”

(c) Balance sheet differences

There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2003, 2002 and 2001 would result in the following balance sheet presentation under US GAAP:

As at December 31 (Millions)	2003	2002	2001
Assets
Commercial properties	$5,877	$5,281	$5,476
Development properties	684	944	575
Receivables and other	824	835	857
Deferred income taxes	116	160	188
Marketable securities	267	—	—
Cash and cash equivalents	132	76	195
Assets of Brookfield Homes Corporation	—	879	872

Total assets under US GAAP	$7,900	$8,175	$8,163

Liabilities and shareholders’ equity
Commercial property debt	$4,537	$4,588	$4,606
Notes and shareholders’ advances	119	98	115
Accounts payable and other liabilities	426	331	353
Liabilities of Brookfield Homes Corporation	—	556	583
Interests of others in properties	86	77	103
Preferred shares
Subsidiaries	415	341	339
Corporate	598	250	273
Common shares	1,719	1,934	1,791

Total liabilities and equity under US GAAP	$7,900	$8,175	$8,163

Significant differences between Canadian GAAP and US GAAP are as follows:

Commercial properties

As at December 31 (Millions)	2003	2002	2001
Commercial properties under Canadian GAAP	$6,297	$5,661	$5,802
Additional accumulated depreciation under US GAAP	(420)	(380)	(326)

Commercial properties under US GAAP	$5,877	$5,281	$5,476

There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to US GAAP requiring straight-line depreciation to be applied to depreciable assets rather than the sinking-fund method of depreciation. At December 31, 2003, this would result in a cumulative adjustment of $420 million (2002 — $380 million, 2001 — $326 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian

p .54 BROOKFIELD PROPERTIES

GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company’s joint ventures does not require adjustment to the equity method.

Under Canadian GAAP, commercial properties held for investment purposes are carried at the lower of cost and net recoverable amount as disclosed in Note 1(c). Under US GAAP, these assets, on an identifiable unit basis, are required to be reviewed for impairment in accordance with the requirements under SFAS 144 entitled, “Accounting for the Impairment or Disposal of Long-Lived Assets.” There is no material impact as a result of this standard as at December 31, 2003, 2002 and 2001.

Receivables and other

The principal differences in the accounting for receivables and other under US GAAP are the inclusion of a straight-line rent receivable of $107 million (2002 — $109 million, 2001 — $100 million) which would result under US GAAP if the company straight-lined its revenue and the reclassification of deferred income taxes.

December 31 (Millions)	2003	2002	2001
Receivables and other under Canadian GAAP	$717	$769	$847
Straight-line rent receivable	107	109	100
Reclassification of deferred income taxes	—	(43)	(90)

Receivables and other under US GAAP	$824	$835	$857

Deferred income taxes

Under US GAAP, the company has a deferred tax asset of $116 million (2002 - $160 million, 2001 — $188 million). The offsetting balance created by this adjustment decreases accounts payable and other by $18 million (2002 — $43 million decrease in receivables and other, 2001 — $90 million decrease in receivables and other), decreases cumulative translation adjustment by $41 million (2002 — $9 million, 2001 — $5 million) and increases shareholders’ equity by $139 million (2002 — $122 million, 2001 — $103 million).

The deferred income tax asset under US GAAP is as follows:

December 31 (Millions)	2003	2002	2001
Tax assets related to net operating and capital losses	$609	$546	$587
Tax liabilities related to differences in tax and book basis	(333)	(222)	(179)
Valuation allowance	(160)	(164)	(220)

Deferred income tax asset under US GAAP	$116	$160	$188

Common shareholders’ equity

The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

December 31 (Millions)	2003	2002	2001
Common shareholders’ equity under Canadian GAAP	$1,915	$2,093	$1,944
Adjustment to accumulated depreciation under US GAAP	(420)	(380)	(326)
Adjustment to deferred income tax asset under US GAAP	134	117	98
Rental revenue adjustments under US GAAP	107	109	100
Stock option expense adjustments under US GAAP	—	—	(8)
Other shareholders’ interests	—	6	10
Foreign currency translation adjustments, net	(17)	(11)	(27)

Common shareholders’ equity under US GAAP	$1,719	$1,934	$1,791

The components of common shareholders’ equity under US GAAP, after the adjustments in the previous table, are as follows:

December 31 (Millions)	2003	2002	2001
Common shares	$1,177	$1,541	$1,551
Additional paid-in capital, net*	825	695	526
Cumulative translation adjustment	(100)	(154)	(160)
Cumulative adjustments to net income and retained earnings	(183)	(148)	(126)

Common shareholders’ equity under US GAAP	$1,719	$1,934	$1,791

* Net of retained earnings of $526 million (2002 — $332 million, 2001 — $133 million)

ANNUAL REPORT 2003 p.55

Joint ventures

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s balance sheet for US GAAP purposes:

As at December 31 (Millions)	2003	2002	2001
Assets	$1,865	$1,441	$1,115
Liabilities	1,267	750	539
Operating revenue	258	191	133
Operating expenses	109	81	50
Net income	74	50	39
Cashflows from operating activities	116	65	61
Cashflows provided from investing activities	21	4	4
Cashflows used in financing activities	(16)	(31)	(73)

(d) Cashflow statement differences

The statement of cashflow prepared under US GAAP differs from Canadian GAAP because US GAAP requires reclassification of interest on convertible debentures from a financing item to an operating item. As a result, the summarized cashflow statement under US GAAP is as follows:

Years ended December 31 (Millions)	2003	2002	2001
Cashflows provided from (used in) the following activities
Operating	$334	$250	316
Financing	129	(275)	(374)
Investing	(407)	(108)	22
Discontinued operations	—	14	30

Net increase (decrease) in cash and cash equivalents	$56	$(119)	$(6)

(e) Change in accounting policies

In April 2002, FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” First, SFAS 145 rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that statement, SFAS 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements.” Because of the rescission of SFAS 4 and SFAS 64, the gains and losses from the extinguishment of debt are no longer required to be classified as extraordinary items. Second, SFAS 145 rescinds SFAS 44, “Accounting for Intangible Assets of Motor Carriers.” Third, SFAS 145 amends SFAS 13, “Accounting for Leases,” to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS 145 makes various technical corrections to existing pronouncements that are not substantive in nature. The company adopted the new standards as of January 1, 2003.

In June 2002, FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than at the date upon which a company commits to an exit plan.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosure to be made by a guarantor about its obligations under certain guarantees issued. There is also a new requirement that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation does identify several situations where the recognition of a liability at inception for a guarantor’s obligation is not required.

In April 2003, FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying, and amends certain other existing pronouncements. The adoption of SFAS No. 149 by the company has not had a material impact on the results of operations or financial condition.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a certain financial instrument that is within its scope

p.56 BROOKFIELD PROPERTIES

as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements.” The remaining provisions of this statement are consistent with the proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The adoption of SFAS No. 150 by the company has not had a material impact on the consolidated financial statements.

In December 2003, the FASB issued revised Interpretation 46 (“FIN 46R”), “Consolidation of Variable Interest Entities” (VIEs), an Interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” and replaces the previous version of FASB Interpretation 46 issued in January, 2003 (“FIN 46”). This interpretation applied immediately to VIEs created after January 31, 2003. A company that holds a variable interest in a VIE it acquired before February 1, 2003 shall apply the provision of this interpretation no later than the first fiscal year or interim period ending after March 15, 2004 unless those entities are considered to be special purpose entities in which the application is to be no later than the end of the first reporting period that ends after December 15, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity, and the right to receive the expected residual returns. The entity with the majority of the expected losses or expected residual return is considered to be primary beneficiary of the entity and is required to consolidate such entity. FIN 46R is effective for the company on January 1, 2004. The company has not yet completed its evaluation of the impact of FIN 46R on its financial position or results of operations.

NOTE 16: CONTINGENCIES AND OTHER

(a) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements of the company.

Brookfield does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

Generally accepted accounting principles require that, where practical, estimates be made with respect to the fair value of both on and off balance sheet financial instruments. The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2003, the fair value of loans receivable exceeded their book value by $1 million (2002 — $4 million, 2001 — $1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2003, the fair value of mortgages and loans payable exceeds the book value of these obligations by $178 million (2002 — exceeded the book value by $149 million, 2001 — below the book value by $86 million).

The company uses interest rate and foreign exchange forward swaps to manage risk. Management evaluates and monitors the credit risks of its derivative financial instruments and endeavors to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cashflows using market rates adjusted for credit spreads.

The company held interest rate swap contracts as at December 31, 2003, with a total notional amount of $150 million. These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $2 million. The interest rate swap transactions include both fixed and variable rate instruments which mature in five years.

(b) As at December 31, 2003, Brookfield has approximately $562 million (2002 — $283 million, 2001 — $382 million) of unsecured indebtedness outstanding to related parties, comprised of $443 million (2002 — $185 million, 2001 — $267 million) outstanding to Brascan Financial and its subsidiaries, and $119 million (2002 — $98 million, 2001 — $115 million) outstanding to Brascan and its affiliates, other than Brascan Financial and its subsidiaries. The company is currently in compliance with all terms of the agreements governing the indebtedness.

ANNUAL REPORT 2003 p .57

(c) On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site – One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and re-opened in September 2002.

To date, approximately $202 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the triple-net leases with Merrill Lynch. Brookfield’s insurance claim adjustment process is on-going due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

Brookfield has insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of all of the company’s properties.

(d) Certain comparative figures have been reclassified to conform with the current year’s presentation.

NOTE 17: OTHER INFORMATION

(a) Supplemental cashflow information

Years ended December 31 (Millions)	2003	2002	2001
Investing activities
Dispositions of real estate, net	$222	$193	$249
Acquisitions of real estate, net	(172)	(79)	(112)

	$50	$114	$137

Cash taxes paid were $10 million (2002 – $5 million, 2001 – $4 million). Cash interest paid totaled $308 million (2002 – $312 million, 2001 – $345 million).

(b) Rental revenue

During 2003, rental revenues from Merrill Lynch accounted for 14% (2002 and 2001 – 14%) of consolidated revenue.

NOTE 18: SUBSEQUENT EVENT

Subsequent to December 31, 2003, the company sold its interest in Gulf Canada Square in Calgary based on a property valuation of C$222 million.

p .58 BROOKFIELD PROPERTIES

NOTE 19: SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. within the commercial property business and the residential land development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location:

	United States			Canada			Total
(Millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Assets
Commercial properties	$4,842	$4,430	$4,392	$1,455	$1,231	$1,410	$6,297	$5,661	$5,802
Development properties	373	711	374	311	233	201	684	944	575
Receivables and other	334	301	428	383	468	419	717	769	847
Marketable securities	—	—	—	267	—	—	267	—	—
Cash and cash equivalents	101	72	195	31	4	—	132	76	195
Assets of Brookfield Homes	—	879	872	—	—	—	—	879	872

	$5,650	$6,393	$6,261	$2,447	$1,936	$2,030	$8,097	$8,329	$8,291

	United States			Canada			Total
(Millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Commercial property operations
Rental revenues	$678	$687	$688	$298	$256	$319	$976	$943	$1,007
Lease termination income and gains	97	—	25	3	60	30	100	60	55
Expenses	244	240	254	135	103	136	379	343	390

	531	447	459	166	213	213	697	660	672

Land and housing
Revenues	30	157	181	195	164	143	225	321	324
Expenses	27	156	180	167	143	124	194	299	304

	3	1	1	28	21	19	31	22	20

Other revenues	25	9	17	37	39	25	62	48	42

Net operating income	559	457	477	231	273	257	790	730	734
Interest expense	212	235	250	53	49	78	265	284	328
Administrative and development	20	18	22	24	24	22	44	42	44
Interests of others in properties	2	7	5	19	23	23	21	30	28

Income before undernoted	325	197	200	135	177	134	460	374	334
Depreciation and amortization	54	52	48	25	28	28	79	80	76

Income before unallocated costs	271	145	152	110	149	106	381	294	258
Taxes and other non-cash items							102	58	56

Net income from continuing operations							279	236	202

Income from discontinued operations							—	44	39

Net income							$279	$280	$241

Acquisitions (dispositions) of real estate, net (Note 17)	$(24)	$2	$(97)	$(26)	$(116)	$(40)	$(50)	$(114)	$(137)
Commercial property tenant improvements	13	36	24	13	13	26	26	49	50
Development and redevelopment investments	167	195	75	7	11	26	174	206	101
Capital expenditures	7	7	6	9	9	8	16	16	14

ANNUAL REPORT 2003 p .59

Selected Financial Information

December 31 (Millions, except per share information)	2003	2002	2001	2000	1999
Financial results(1)
Commercial property net operating income	$697	$660	$672	$611	$569
Funds from operations and gains – continuing operations	460	374	334	268	213
Net income from continuing operations	279	236	202	140	125
Total assets	8,097	7,450	7,419	8,123	7,535
Capital base	2,997	2,433	2,353	2,390	2,293

Per diluted common share(1)
Common shares outstanding (millions)	156.2	160.4	161.7	158.7	132.7
Fully diluted shares outstanding (millions)	159.6	163.9	165.1	167.4	160.3
Funds from operations and gains	$2.78	$2.18	$1.92	$1.56	$1.23
Funds from operations prior to lease termination income and gains	2.15	1.87	1.63	1.45	1.12
Net income	1.63	1.34	1.12	0.76	0.67
Dividends paid(2)	0.50	0.40	0.33	0.25	0.21
Shareholders’ equity – book value	12.31	11.07	10.27	10.06	8.77
Common share price at year end	28.70	18.20	15.45	16.35	8.78

Operating data
Commercial properties
Number of properties	48	50	50	60	46
Rentable area (sq. ft.)	46	46	45	46	33
Effective interest (sq. ft.)	36	35	37	41	29
Average occupancy (%)	94.1	95.5	97.3	97.0	95.7

Property management
Area managed (sq. ft.)	140	130	120	120	119

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2)	Excludes distribution of Brookfield Homes Corporation